[SHEFSKY & FROELICH LTD. LETTERHEAD]

MICHAEL J. CHOATE
Direct: 312-836-4066
Facsimile: 312-275-7554
E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
029306-01

August 18, 2009

VIA FEDERAL EXPRESS

Ms. Stacie Gorman

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:          Inland Diversified Real Estate Trust, Inc.

Registration No. 333-153356

Dear Ms. Gorman:

On behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 5 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR on August 18, 2009.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated August 5, 2009.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

Risk Factors

Your investment will be directly affected by general economic and regulatory factors page 32

1.             Please revise to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate such as higher vacancy rates and the associated risks of lower revenues, reduced rental rates, and increased tenant improvements or concessions. Also revise accordingly the “Business and Policies” section. In the alternative, please discuss in the “Business and Policies” section why such risks are not applicable to your business.

RESPONSE:

The Company has revised the prospectus to include a risk factor captioned “Increasing vacancy rates for certain classes of real estate assets resulting from the recent economic downturn and disruption in the financial markets could adversely affect the value of assets we acquire” to the section of the prospectus captioned “Risk Factors — Risks Related to Investments in Real Estate.”  The full text of this risk factor is included below.

Increasing vacancy rates for certain classes of real estate assets resulting from the recent economic downturn and disruption in the financial markets could adversely affect the value of assets we acquire.

Recent disruptions in the financial markets and deteriorating economic conditions have resulted in a trend toward increasing vacancy rates for certain classes of commercial property, including office and retail properties, due to increased tenant delinquencies and defaults under leases, generally lower demand for rentable space, as well as potential oversupply of rentable space. Business failures and downsizings have led to reduced demand for office space and reduced consumer demand for retail products and services, which has led to reduced demand for retail space. Reduced demand for commercial properties such as retail and office space could require us to increase concessions, tenant improvement expenditures or reduce rental rates to maintain occupancies beyond those anticipated at the time we acquire the property. The continuation of disruptions in the financial markets and deteriorating economic conditions could impact certain of the properties we may acquire and these properties could experience higher levels of vacancies than anticipated at the time of our acquisition. The value of our real estate assets could decrease below the amounts we paid for them. Revenues from properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible rent. Additionally, we will incur expenses, such as for maintenance costs, insurances costs and property taxes, even though a property is vacant. The longer the period of significant vacancies for a property, the greater the potential negative impact on our revenues and results of operations.

The enclosed marked copy of the Amendment includes the risk factor.

Compensation Table, page 61

2.             We note your response to comment 2 of our letter dated June 19, 2009. In response to our comment, you state that you should not be required to provide disclosure based on a maximum leverage amount of 75%. You state that this language is only included because it is required by NASAA. However, we note that the language set forth in the NASAA Guidelines establishes a ceiling on the amount of leverage you can use without otherwise obtaining approval of your independent directors, and that you may place a lower ceiling on the amount of leverage. If you intend to limit your leverage ability to 55%, please revise your disclosure accordingly. Alternatively, if you intend to maintain a maximum leverage amount of 75%, please revise your disclosure of the maximum amount of acquisition expenses you may reimburse based on a maximum leverage amount of 75%.

RESPONSE:

The Company has revised the section of the prospectus captioned “Compensation Table” to disclose the maximum amount of acquisition expenses assuming that it sells the maximum number of shares in its “best efforts” offering and assuming maximum aggregate borrowings equivalent to a 75% loan-to-asset value ratio.  As discussed during our August 5, 2009 conference call with the Staff, however, the Company also has stated in this table that it has presented the maximum reimbursement based on the maximum amount that it may borrow under its charter for purposes of this table, but that as a matter of policy, it does not expect its aggregate borrowings, secured by all of its assets, to exceed 55% of the total fair market value of its assets.  The enclosed marked copy of the Amendment reflects these changes.

Distribution Reinvestment Plan and Share Repurchase Program, page 211

Share Repurchase Program, page 213

3.             We note your disclosure on page 214 that you may amend, suspend or terminate the share repurchase program without prior notice to stockholders. Please tell us the basis upon which you made this determination and your analysis as to how stockholders’ ability to participate in the program is affected by the absence of notice in these circumstances. Please note that this issue is being reviewed by the Division’s Office of Mergers and Acquisitions.

RESPONSE:

The Company has reevaluated the terms of the share repurchase program and has determined, in light of the Staff’s comments, to revise the terms of the program to require the Company to send stockholders notice of any amendment, suspension or termination of the program at least thirty days prior to the change, and to disclose that change in a report filed with the Commission on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.  The enclosed marked copy of the Amendment reflects these changes.

Exhibits

4.             Please file your legality and tax opinions prior to effectiveness.

RESPONSE:

The Company has filed the final, executed legal and tax opinions as Exhibits 5 and 8, respectively, to the Amendment.

Sales Literature

5.             We note your response to comment 8 of our previous letter. In response to our comment, you added the risk “To the extent that [you] use financing to pay distributions, [you] will have less money available to invest in properties or other real-estate related investments” to some of your pieces of sales literature. Please ensure that this risk is addressed on all of your sales literature pieces.

RESPONSE:

The Company will revise all of its sales literature to include the risk factor cited by the Staff.  Copies of the applicable sales literature pieces, as revised to include this risk factor, will be separately filed with the Division.

Please contact us if there is any other information you need for your review of the Company’s registration statement.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate, Esq.

Michael J. Choate, Esq.

MJC/KAK/1127021_2

Enclosures

cc:           Tom Kluck, Legal Branch Chief

Robert H. Baum, Esq.

Roberta S. Matlin

Cathleen M. Hrtanek, Esq.

Kristin A. Klaczek, Esq.